

SECURIT 05041765 N

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III amended

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SEC FILE NUMBER
8- 65385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centre Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Elskip Lane
(No. and Street)

Greenwich, CT. 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

RECEIVED PROCESSING SEC MAIL WASH., D.C.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Belletti & Company
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 325, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Spadaford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centre Capital Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal
Title

Notary Public

JOHN KIRK
NOTARY PUBLIC, State of New York
No. 4761692
Qualified in Nassau County
Commission Expires Jan. 31, 2007

4/15/05

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

April 15, 2005

NASD
Boston District Office
99 High Street – Suite 900
Boston, MA 02110
Attn: Mr. Ken Ashton

Dear Mr. Ashton:

The undersigned is the independent accountant for Centre Capital Advisors, LLC ("Centre"), CRD#121136, and issued the Independent Auditor's Report for the year ended December 31, 2004. We are writing in response to your letter of April 5, 2005 (see enclosed) in which you indicated two questions. The following is in response to those questions:

1. There were no material differences between the audited computation of net capital and computation of 15c3-3 reserve requirements and broker/dealer corresponding unaudited Part IIA for the year ended December 31, 2004.

2. There were no material inadequacies found to exist from the date of the previous audit, December 31, 2003 and this audit of December 31, 2004.

If you have any questions, please do not hesitate to contact me.

Sincerely,



Joseph Belletti